SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2006

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

Northern Orion Resources Inc.
1075 West Georgia Street
Suite 250
Vancouver, BC  V6E 3C9

(the “Company”)

Telephone:  (604) 689-9663

Item 2.

Date of Material Change

December 15, 2006

Item 3.

News Release

The press release was issued on December 15, 2006 via news wire services.

Item 4.

Summary of Material Change

See attached press release.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 7.1(2) or (3) of NI 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Horng Dih Lee
VP Finance & CFO
1075 West Georgia Street
Suite 250
Vancouver, BC  V6E 3C9

Telephone:  (604) 689-9663

Item 9.

Date of Report

December 15, 2006

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

December 15, 2006

 NNO – TSX

NTO – AMEX

NORTHERN ORION FILES 43-101 REPORT ON AGUA RICA

FEASIBILITY STUDY UPDATE

Northern Orion is pleased to announce that it has filed its 43-101 report on the Feasibility Study Update of its 100% owned Agua Rica copper-gold-molybdenum project.  The full report is available on the Company’s website at www.northernorion.com.

“David Cohen”

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970 or info@northernorion.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

December 15, 2006

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer